File No.  70-9967

     As filed with the Securities and Exchange Commission on May 9, 2002


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 5
                                         TO
                          FORM U-1 APPLICATION-DECLARATION
                                       UNDER
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    ---------------------------------------------------------------------

                              DOMINION RESOURCES, INC.
                                120 Tredegar Street
                                Richmond, VA 23219

                         (a registered holding company and
                          the parent of the other parties)

    --------------------------------------------------------------------

                                DOMINION ENERGY, INC.
                                 ELWOOD ENERGY, LLC
                               DOMINION RESERVES, INC.
                               DOMINION OHIO ES, INC.
                          DOMINION RESOURCES SERVICES, INC.
                           DOMINION ALLIANCE HOLDING, INC.
                               ELWOOD II HOLDINGS, LLC
                              ELWOOD III HOLDINGS, LLC
                              KINCAID GENERATION, LLC
                                 DT SERVICES, INC.
                          DOMINION METERING SERVICES, INC.
                         DOMINION ENERGY TECHNOLOGIES, INC.
                          CONSOLIDATED NATURAL GAS COMPANY
                           CNG INTERNATIONAL CORPORATION
                               DOMINION IROQUOIS, INC.
                                CNG PIPELINE COMPANY
                           CNG POWER SERVICES CORPORATION
                      DOMINION EXPLORATION & PRODUCTION, INC.
                        DOMINION PRODUCTS AND SERVICES, INC.
                               DOMINION RETAIL, INC.
                           DOMINION FIELD SERVICES, INC.
                            DOMINION TRANSMISSION, INC.
                            THE EAST OHIO GAS COMPANY
                                  HOPE GAS, INC.
                         THE PEOPLES NATURAL GAS COMPANY
                     CNG MAIN PASS GAS GATHERING CORPORATION
                          CNG OIL GATHERING CORPORATION
              DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
                             DOMINION GREENBRIER, INC.
                         DOMINION NATURAL GAS STORAGE, INC.



                                   James F. Stutts
                          Vice President and General Counsel
                               Dominion Resources, Inc.
                                 120 Tredegar Street
                                 Richmond, VA 23219

                       (Name and address of agent for service)

        -------------------------------------------------------------------

                   The Commission is also requested to send copies
               of any communication in connection with this matter to:

                                Sharon L. Burr, Esq.
                                   Senior Counsel
                          Dominion Resources Services, Inc.
                                120 Tredegar Street
                                Richmond, VA 23219

                              John D. McLanahan, Esq.
                                 Troutman Sanders
                             600 Peachtree Street, NE
                                    Suite 5200
                              Atlanta, GA 30308-2216


                                       2


                                                   File No. 70-9967

                                   AMENDMENT NO. 5
                                         TO
                               APPLICATION-DECLARATION
                                       UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   FOR APPROVAL OF

                                 DOMINION MONEY POOL



     Amendment No. 4 to the foregoing Application/Declaration is hereby amended and restated to read in its entirety as follows:


Item 1.	Description of Proposed Transactions.


     This Application-Declaration of Dominion Resources, Inc.("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), seeks authority for the formation and operation of a money pool for itself and certain of its subsidiaries ("Subsidiaries").
The Subsidiaries consist of both DRI subsidiaries that are not subsidiaries of Consolidated Natural Gas Company ("CNG"), a registered holding company that is a wholly-owned subsidiary of DRI, and subsidiaries of CNG, most of which are currently participants in the Consolidated Natural Gas System Money Pool ("CNG Money Pool"). The participating Subsidiaries do not include Virginia Electric and Power Company. On January 28, 2000, CNG was acquired by DRI through a merger ("Merger") approved by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 27113 (the "Merger Order"). Management of DRI and its subsidiaries have been integrating operations and financing activities of DRI and CNG subsequent to the Merger.

     By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021),
and July 18, 1997 (HCAR No. 26742), the Commission permitted the application-declaration of CNG and its subsidiaries to become effective, thereby authorizing the establishment of the CNG Money Pool. Consolidated Natural Gas Service Company, Inc. ("CNG Services") until January 1, 2001 both administered and participated in the CNG Money Pool. The CNG Money Pool, subsequent to the merger of CNG Services into Dominion Resources Services, Inc. ("DRI Services") on




January 1, 2001, is now administered by DRI Services. After satisfaction of the borrowing needs of the CNG subsidiary companies authorized to participate in the CNG Money Pool, DRI Services, as agent for the pool, invests excess funds and allocates the earnings among those participant companies providing such excess funds.

     DRI now seeks to form and operate through December 31, 2005 a Dominion Resources system money pool ("DRI Money Pool") in which DRI and existing and future subsidiaries of DRI would participate. The CNG Money Pool would be terminated after (i)issuance by the Commission of an order authorizing the DRI Money Pool and (ii) approval for CNG utility company participation in the DRI Money Pool by each state utility regulatory commission having jurisdiction over the transaction. Additional subsidiaries of DRI may become participants in the DRI Money Pool through post-effective amendment filings. Accordingly DRI requests the Commission to reserve jurisdiction over the addition of any new company to the DRI Money Pool. Exempt wholesale generators, foreign utility companies, and exempt telecommunications companies will not participate in the Money Pool as borrowers.

        Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool, provided that, with respect to each of the CNG utility companies (The East Ohio Gas Company, Hope Gas, Inc. and The Peoples Natural Gas Company), outstanding borrowings from the DRI Money Pool shall not exceed $750 million at any one time.
Money Pool borrowings by the DRI Subsidiaries are generally exempt transactions under Rule 52 promulgated under the Act.(1) DRI and CNG will not borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI will obtain the funds to invest in the DRI Money Pool (i) from internally generated funds, (ii) under Commission orders dated December 15, 1999 or May 24, 2001, HCAR Nos. 27112 and 27406, respectively, and/or (iii) any other current financing authorizations or exemptions that may be available to DRI. DRI Services will administer the Money Pool on an "at cost" basis.
CNG will obtain funds to invest in the DRI Money Pool from internally generated funds.

     The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiary participants with internal and external funds and to invest surplus funds of DRI and the Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

     Proceeds of any short-term borrowings from the DRI Money Pool by the DRI Subsidiaries may be used (i) for the interim financing of construction and capital expenditure programs, (ii) for working capital needs, (iii) for the repayment or refinancing of debt, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, (v) to otherwise finance the borrower's own business, and (vi) for other lawful general purposes.

     The daily interest rate on loans from the DRI Money Pool and on all deposits of cash in the money pool will equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are
_______________

(1) Transactions by The East Ohio Gas Company with the DRI Money
    Pool would not be covered by Rule 52 since the Public Utilities Commission of Ohio has no jurisdiction over financing transactions involving borrowings which can be repaid in less than a year. Therefore, the requirement that Rule 52 issuance of securities by utility companies be backed by an approving order of a state utility commission cannot be met in the case of The East Ohio Gas Company.


                                       2


outstanding on the date of any outstanding loan , then the interest rate will be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

     Funds not required by the DRI Money Pool to make loans (with the exception of funds required to satisfy the DRI Money Pool's liquidity needs) would ordinarily be invested in one or more short-term investments including:
(i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits, (iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes, and (vii) other investments that are permitted by Section 9(c) of the Act and Rule 40.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI Money Pool.

     Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

     All terms and conditions governing the operations of, and the participation by DRI and the Subsidiaries in the DRI Money Pool will be contained in a written agreement. A form of this agreement is filed as Exhibit A.

     DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At September 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.412 billion. This amount exceeds the 50% "safe harbor" limitation contained in the rule. DRI's consolidated retained earnings as of September 30, 2001 were $1.213 billion. However, DRI has, pursuant to Commission orders dated May 24, 2001 and December 28, 2001, HCAR Nos. 27406 and 27485 respectively, authority to make investments in EWGs and FUCOs up to its consolidated retained earnings plus $4.5 billion.

     It is requested that Rule 24 Certificates of Notification for DRI Money Pool transactions be filed on a calendar quarterly basis as part of the quarterly Rule 24 filings reporting on other system financing transactions made by DRI under File Nos. 70-9517, 70-9555 and 70-9679.


                                       3


     Such combined filings of financing would save the cost of separate filings and obviate the need to look in separate places for reporting on system-wide financial transactions of a similar nature.






Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated to be $30,000. This amount includes payments to be made to counsel and Dominion Resources Services, Inc.


Item 3.   Applicable Statutory Provisions.

     Sections 6(a), 7, 9, 10, 12(b) and 12(f) of the Act and Rules 43, 45 and 54 under the Act are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     In addition to the citations with respect to the CNG Money Pool given above, system-wide money pools have been authorized for other registered holding company systems. See The National Grid Group plc, HCAR No. 27154 (March 15, 2000); National Fuel Gas Company, HCAR No. 26847 (March 20, 1998); and Conectiv, Inc., HCAR No. 26833 (February 26, 1998).


Item 4.   Regulatory Approvals.

     The Pennsylvania Public Utility Commission has jurisdiction over transactions with the DRI Money Pool by The Peoples Natural Gas Company. The West Virginia Public Service Commission has jurisdiction over transactions with the DRI Money Pool by Hope Gas, Inc. No other state commission and no other Federal commission has jurisdiction of the proposed transactions.


Item 5.   Procedure.

     It is respectfully requested that the Commission issue and publish as soon as possible a notice with respect to the filing of this Application-Declaration.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the


                                       4


preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



Item 6.          Exhibits and Financial Statements

(a) Exhibits

   A             Form of DRI Money Pool agreement.

   D-1.1         Application to Pennsylvania Public Utility Commission.
                 (To be filed by amendment)

   D-1.2         Order of the Pennsylvania Public Utility Commission.
                 (To be filed by amendment)

   D-2.1         Application to West Virginia Public Service Commission.
                 (To be filed by amendment)

   D-2.2         Order of the of West Virginia Public Service Commission.
                 (To be filed by amendment)

   F-1           Legal opinion.
                 (To be filed by amendment)

   H             Proposed form of Federal Register notice.


(b) Financial Statements

     Financial statements are not submitted with respect to the authorizations requested herein due to the nature and immaterial effect thereof on DRI's financial statements on a consolidated basis. However, DRI will furnish any financial information that the Commission shall request.



Item 7.    Information as to Environmental Effects.

     The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the


                                       5



Commission's approval of this Application-Declaration seeking authorization to engage in certain financing and managerial activities under the 1935 Act.
No federal agency is preparing an environmental impact statement with respect to this matter.


                                       6



                                  SIGNATURES

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                    DOMINION RESOURCES, INC.



                                    By:    James F. Stutts
                                           __________________

                                           Vice President and
                                           General Counsel



                                    DOMINION ENERGY, INC.
                                    ELWOOD ENERGY, LLC
                                    DOMINION RESERVES, INC.
                                    DOMINION OHIO ES, INC.
                                    DOMINION RESOURCES SERVICES, INC.
                                    DOMINION ALLIANCE HOLDING, INC.
                                    ELWOOD II HOLDINGS, LLC
                                    ELWOOD III HOLDINGS, LLC
                                    KINCAID GENERATION, LLC
                                    DT SERVICES, INC.
                                    DOMINION METERING SERVICES, INC.
                                    DOMINION ENERGY TECHNOLOGIES, INC.
                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG INTERNATIONAL CORPORATION
                                    DOMINION IROQUOIS, INC.
                                    CNG PIPELINE COMPANY
                                    CNG POWER SERVICES CORPORATION
                                    DOMINION EXPLORATION & PRODUCTION,
                                      INC.
                                    DOMINION PRODUCTS AND SERVICES, INC.
                                    DOMINION RETAIL, INC.
                                    DOMINION FIELD SERVICES, INC.
                                    DOMINION MEMBER SERVICES, INC.
                                    DOMINION TRANSMISSION, INC.
                                    THE EAST OHIO GAS COMPANY
                                    HOPE GAS, INC.


                                       7



                                    THE PEOPLES NATURAL GAS COMPANY
                                    CNG MAIN PASS GAS GATHERING
                                      CORPORATION
                                    CNG OIL GATHERING CORPORATION
                                    DOMINION OKLAHOMA TEXAS
                                      EXPLORATION & PRODUCTION, INC.
                                    DOMINION GREENBRIER, INC.
                                    DOMINION NATURAL GAS STORAGE, INC.

                                    By:   Sharon L. Burr

                                          ____________
                                          Their Attorney


Dated May 9, 2002


                                       8








                                                            Exhibit A

                            DOMINION RESOURCES, INC.
                        AND PARTICIPATING SUBSIDIARIES

                            AGREEMENT REGARDING THE
                      OPERATION OF, AND PARTICIPATION IN,

                        THE DOMINION SYSTEM MONEY POOL


     WHEREAS, Dominion Resources, Inc. ("DRI") has provided and/or arranged for the short-term financing needs of itself and its subsidiary companies ("DRI System" or "System") from time to time;

     WHEREAS, the Securities and Exchange Commission ("Commission"), in its order dated ___________ __, 2002, Release No. 35-_____, has authorized DRI to arrange for, and coordinate, the short-term cash borrowing needs and investment of excess short-term cash reserves of itself and certain of its subsidiary companies on an intercompany pooled basis through the DRI System Money Pool ("Money Pool");

     WHEREAS, Consolidated Natural Gas Company ("CNG"), a registered holding company subsidiary of DRI, may be a lender to, but not a borrower from, the Money Pool, and

     WHEREAS, the Money Pool will be administered by Dominion Resources Services, Inc. ("DRI Services");

     NOW, THEREFORE, DRI, each of the undersigned DRI subsidiaries, CNG and DRI Services, have signed this Agreement to set forth the terms of the operation of the Money Pool, and the participation therein of DRI and CNG
(as lenders to the Money Pool), the administration thereof by DRI Services, and the participation therein of each of the undersigned DRI subsidiaries other than CNG (as lenders to and/or borrowers from the Money Pool, each a "Participant") and those subsidiaries that shall subsequently become Participants therein by signing this Agreement or an amendment hereto.







                                   ARTICLE I
                                    GENERAL


     1. Only subsidiaries of DRI, except CNG, can be Participants in the Money Pool.

     2. DRI Services hereby undertakes to operate the Money Pool on behalf of the Participants. DRI Services undertakes to maintain a list of each Participant in the Money Pool. Exhibit A is a list of the Participants as of the date of this Agreement.

     3. This Agreement sets forth the procedures regarding the operation of the Money Pool and the methods for each Participant to receive loans from the Money Pool or to deposit excess cash reserves ("Surplus Cash") in the Money Pool for the use by other
         Participants.

     4. This Agreement shall be subject to the provisions of the Public Utility Holding Company Act of 1935, as it may be amended from time to time (the "Act"), any Rules promulgated under the Act, and any Orders issued from time to time by the Commission under the Act.

     5. Upon payment of all outstanding loans from or deposits of Surplus Cash to the Money Pool, accrued interest, and its allocable share of fees to DRI Services, any Participant may terminate its participation in the Money Pool pursuant to this Agreement at any time.



                                   ARTICLE II
                              BORROWINGS, DEPOSITS


     1. Subject to any individual maximum borrowing limit that may be imposed by DRI, in its sole discretion, from time-to-time, and further subject to any limits that may be imposed on a consolidated System basis and have an effect on an individual Participant's borrowing limit, each Participant shall be entitled, on request, to borrow from the Money Pool various amounts in $1,000 increments ("Loans"), and for such period as determined by the Participant.

     2. Loans from the Money Pool shall be made in the form of open account advances. Open account advances are repayable not more than one year from the date of the first advance.

     3. Loans are payable on demand, may be prepaid without premium or penalty, and bear interest, payable monthly.


                                       2

     4. All Loans by a Participant from the Money Pool shall be evidenced by book entries.

     5. If any Participant has Surplus Cash in excess of its immediate needs, it may deposit such Surplus Cash in the Money Pool. DRI Services, as agent for the Participants, shall pool such Surplus Cash with all other funds available when determining the amount that must be borrowed from DRI or CNG from day to day.

     6. Any Participant may withdraw funds contributed to the Money Pool at any time.

     7. All deposits of cash in the Money Pool by DRI, CNG or deposits of Surplus Cash by a Participant shall be evidenced by book entries.

     8. Each Participant agrees to keep DRI Services advised of its borrowing needs and/or Surplus Cash position. DRI Services shall utilize such information to determine the net borrowing needs or Surplus Cash position of the consolidated DRI System and coordinate borrowings from DRI or CNG to meet the net borrowing needs or arrange for the investment of Surplus Cash on behalf of the Participants.



                                  ARTICLE III
                        DETERMINATION OF BORROWING RATES


     1. DRI Services will calculate, on a daily basis, the interest rate ("Daily Rate") applicable to all Loans by Participants from the Money Pool.

     2. The Daily Rate on Loans from the Money Pool shall equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding Loan, then the interest rate shall be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

     3. The Daily Rate shall be applied to the aggregate principal amount of any Loan of a Participant that remains outstanding at the end of any day.


                                      3




                                  ARTICLE IV
                         DETERMINATION OF DEPOSIT RATES


     1. Subject to paragraph 3 below, all deposits of cash in the Money Pool by DRI and CNG or deposits of Surplus Cash deposited in the Money Pool by a Participant, shall earn interest at the Daily Rate as calculated by DRI Services pursuant to Article III.

     2. The Daily Rate shall be applied to the aggregate principal amount of any deposit of Surplus Cash that remains in the Money Pool at the end of any day.

     3. If, at any time, there is more Surplus Cash deposited by Participants in the Money Pool than is needed by other Participants (such increment of Surplus Cash to be referred to as "Excess Surplus Cash"), DRI Services, as Agent for the Participants that deposited such Excess Surplus Cash, shall invest such Excess Surplus Cash in instruments which are authorized temporary cash investments under the Investment Policy of DRI as set forth in Exhibit B hereto. All interest accrued on such investments shall be allocable to the Participants that deposited such Excess Surplus Cash in the Money Pool.



                                   ARTICLE V
                           RECORD OF CURRENT ACCOUNTS


     1. DRI Services shall maintain a current daily accounting of all Loans from, or deposits of Surplus Cash in, the Money Pool by each Participant. Such accounting shall be maintained in electronic format and shall indicate the Daily Rate in effect from time to time.

     2. Upon request, DRI Services shall provide any Participant copies of such current accounting.



                                  ARTICLE VI
                              INTEREST PAYMENTS


     1. All accrued and unpaid interest on all Loans from the Money Pool shall be payable monthly by each Participant until the principal amount of the Loan has been fully repaid.


                                       4



     2. Accrued interest on all deposits in the Money Pool by DRI, CNG or a Participant shall be disbursed to the appropriate party on a monthly basis. DRI Services shall be entitled to apply any such interest payable against any outstanding interest receivable that may be due for Loans that may have been outstanding by a Participant at other times during that month.




                                  ARTICLE VII
                     AVAILABILITY OF FUNDS TO PARTICIPANTS


     1. Based on the individual funding requirements communicated by each Participant to DRI Services from time to time, DRI Services shall endeavor to arrange borrowings from DRI so that the funding requirements of each Participant may be fully satisfied.

     2. DRI and CNG may not borrow any funds from the Money Pool. DRI and CNG, however, shall have the right to withdraw funds it has deposited in the Money Pool to the extent such funds are no longer needed to cover the borrowing needs of subsidiary
         Participants.



                                 ARTICLE VIII
                              REPAYMENT OF LOANS


     1.  All Loans are payable upon demand by DRI Services.

     2. Each Participant shall have the right at any time to fully repay to the Money Pool any outstanding
         Loan.




                                  ARTICLE IX
                             TERM, GOVERNING LAW


     1. Subject to any Participant's individual right to terminate participation under this Agreement as set out in Article I, 5, this Agreement shall remain in effect until such date as may be approved by DRI, DRI Services and each Participant.


                                      5


     2. Notwithstanding the termination of participation in the Money Pool by any Participant, this Agreement shall remain in effect with respect to all other Participants.

     3. This Agreement may be amended or superseded at any time, by a written instrument signed by DRI, CNG, DRI Services and each Participant.

     4. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia.


                                       6





     IN WITNESS WHEREOF, the parties have hereunto executed this
Agreement as of _____   , 2002.


DOMINION RESOURCES, INC.

By:______________________

Its:_____________________


CONSOLIDATED NATURAL GAS COMPANY

By:______________________

Its:_____________________


DOMINION RESOURCES SERVICES, INC.

By:______________________

Its:_____________________


(PARTICIPANTS)
_________________________

By:______________________

Its:_____________________


                                      7







                                                             EXHIBIT A
                                                             to Money Pool
                                                             Agreement

                                DOMINION SYSTEM
                                  MONEY POOL




Participants as of _______  , 2002:











                                       8

                                                              EXHIBIT B
                                                              to Money Pool
                                                              Agreement


        AUTHORIZED TEMPORARY CASH INVESTMENTS UNDER SECTION III OF THE
                INVESTMENT POLICY OF DOMINION RESOURCES, INC.


The following list represents the types of securities and the qualifications specific to each that are authorized to be purchased for the Company's account.

(A)  U.S. Government Securities

     (1) Securities issued by the U. S. Treasury may be purchased. This includes Bills, Notes and Bonds.

     (2)  Maximum maturity shall be one year.

(B)  U. S. Government Agencies

     (1)  Securities of the following government agencies may be purchased:

           Federal National Mortgage Association
           Government National Mortgage Association
           Federal Home Loan Banks
           Federal Land Banks
           Federal Home Loan Mortgage Corporation
           Federal Intermediate Credit Banks

     (2)  Maximum maturity shall be one year.

(C)  Certificates of Deposit

     (1) May purchase CDs issued by any bank headquartered in the United States meeting the following qualifications:

          (a) Total assets must rank in the top 50 domestic bank universe.

          (b) The bank must have a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

     (2)  Maximum maturity shall be one year.


                                       9


(D)  Banker's Acceptances

      (1) May purchase BAs issued by any bank headquartered in the United States meeting the following qualifications:

           (a) Total assets must rank in the top 50 domestic bank universe.

           (b) The bank must have a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

      (2) May purchase BAs issued by a non-U.S. bank meeting the following qualifications:

           (a) Total assets must rank in the top 25 worldwide bank universe.

           (b)  The Thomson BankWatch, Inc. quality rating must be
                'A/B' or better.

      (3)  Maximum maturity shall be one year.

(E)  Eurodollar Certificates of Deposit and Eurodollar Time Deposits

      (1) May purchase Eurodollar CDs and Eurodollar Time Deposits issued by the London, Nassau or Cayman branches of any bank headquartered in the United States meeting the following qualifications:

           (a) Total assets must rank in the top 50 domestic bank universe.

           (b) The bank must have a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

      (2) May purchase Eurodollar CDs and Eurodollar Time Deposits issued by any non-U.S. bank meeting the following qualifications:

           (a) Total assets must rank in the top 25 worldwide bank universe.

           (b) The bank must have a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

      (3)  Maximum maturity shall be one year.

(F)  Commercial Paper

      (1) May purchase CP from any issuer which has a short-term debt rating no less than 'A-1','P-1' by Standard & Poor's and Moody's, respectively.

      (2)  Maximum maturity shall be 270 days.

(G)  Repurchase Agreements


                                     10



      (1) May purchase Repos from any domestic bank that has met the criteria in C, above.

      (2) May purchase Repos from any of the following securities firms:

           J. P. Morgan, Securities, Inc.      Merrill Lynch
           Morgan Stanley & Co.                Bank of America Securities
           Credit Suisse-First Boston          Wachovia Capital Markets, Inc.
           First Union Capital Markets, Inc.   Salomon-Smith Barney.
           Goldman Sachs & Co.                 SunTrust Capital Markets, Inc.

      (3) Collateral to be accepted in a repurchase agreement must meet the following criteria:

           (a) Consist of securities that meet or exceed quality guidelines to qualify for actual purchase. (Exception: No maximum maturity will apply to underlying collateral.)

           (b) Market value of the underlying collateral must equal or exceed the principal amount of the repurchase agreement.

      (4)  Maximum maturity shall be two weeks or 10 business days.

(H)  Tax-Exempt Commercial Paper

      (1) May purchase tax-exempt CP from any issuer which has a short-term debt rating no less than 'A-1', 'P-1' by Standard & Poor's and Moody's, respectively.

      (2)  Maximum maturity shall be 270 days.

(I)  Corporate Bonds

      (1) May purchase bonds issued by any corporation whose long-term debt ratings are no less than 'A' or 'A2' by Standard & Poor's or Moody's, respectively.

      (2) Investments shall be limited to securities which have one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.



(J)  Preferred Stock

      (1) May purchase preferred stock from any issuer whose preferred stock ratings are no less than 'A' or 'a2' by Standard & Poor's or Moody's, respectively.


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      (2)  Investments shall be limited to securities which have one year or less remaining to maturity, or which can be tendered back to the issuer at par value one year or less from the date of purchase.

(K)  Money Market Funds

      (1) May purchase money market funds whose portfolio composition consists of securities which meet or exceed quality guidelines to qualify for actual purchase.



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                                                         Exhibit H


                           UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 2002


_________________________________________
                                         :
In the Matter of                         :
                                         :
DOMINION RESOURCES, INC., ET AL.         :
120 Tredegar Street                      :
Richmond, Virginia 23219                 :
                                         :
(70-    )                                :
_________________________________________:



NOTICE OF PROPOSED MONEY POOL

     Dominion Resources, Inc. ("DRI"), a registered holding company; Consolidated Natural Gas Company ("CNG"), a registered holding company subsidiary of DRI, each at 120 Tredegar Street, Richmond, VA 23219, and the following subsidiaries of DRI (the "DRI Subsidiaries") Dominion Energy, Inc., Elwood Energy LLC, Dominion Reserves, Inc., Dominion Ohio ES, Inc., Dominion Resources Services, Inc. and Dominion Alliance Holding, Inc., each at 120 Tredegar Street, Richmond, VA 23219; Elwood II Holdings, LLC and Elwood III Holdings, LLC, each at 21100 Noel Road, Elwood, IL 60421; Kincaid Generation, LLC, Box 260, Kincaid, IL 62540; DT Services, Inc., and Dominion Metering Services, Inc., each at 701 East Cary Street, Richmond, VA 23219;
CNG International Corporation, Dominion Greenbrier, Inc., Dominion Natural
Gas Storage, Inc., each at 120 Tredegar Street, Richmond, Virginia 23219;
CNG Power Services Corporation, Dominion Products and Services, Inc., Dominion Retail, Inc., Dominion Member Services, Inc., The Peoples Natural Gas
Company, Dominion Tower, each at 625 Liberty Avenue, Pittsburgh, PA
15222; Dominion Exploration & Production, Inc., CNG Coal Company, CNG Pipeline Company, CNG Main Pass Gas Gathering Corporation, CNG Oil Gathering Corporation, Dominion Oklahoma Texas Exploration & Production, Inc., each at Four Greenspoint Plaza, 16945 Northchase Drive, Houston, TX 77060;
Dominion Transmission, Inc., Dominion Iroquois, Inc., Dominion Field
Services, Inc., each at 445 West Main Street, Clarksburg, WV 26301; Hope Gas, Inc., 347 West Main Street, Clarksburg, WV 26301; and The East Ohio Gas Company, 1717 E. Ninth Street, Cleveland, OH 44114; have filed with the Commission an Application-Declaration pursuant to the Public Utility Holding


                                      13


Company Act of 1935 (the "1935 Act"), designating Sections 12(b) and 12(f), and Rules 43, 45 and 54 promulgated thereunder as applicable to the proposed transactions.

     The applicants seek authority to form and operate through December 31, 2005 a DRI money pool ("DRI Money Pool") in which DRI, CNG and the DRI Subsidiaries would participate. A CNG Money Pool currently authorized by the Commission would be terminated.

     Participants will invest their surplus funds in the DRI Money Pool, and the DRI Subsidiaries will borrow funds from the DRI Money Pool. Neither DRI nor CNG will borrow from the DRI Money Pool, but will be the ultimate provider of funds to the DRI Money Pool as needed. Dominion Resources Services, Inc. will administer the Money Pool on an "at cost" basis.

     The purpose of the DRI Money Pool would be similar to that of the CNG Money Pool, that is to provide the DRI Subsidiaries with internal and external funds and to invest surplus funds of DRI and the DRI Subsidiaries in short-term money market instruments. The DRI Money Pool will offer the DRI Subsidiaries lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other DRI Subsidiaries, and decreased reliance on external funding sources.

     Funds not required by the DRI Money Pool to make loans (with the exception of funds required to satisfy the DRI Money Pool's liquidity needs) would ordinarily be invested in one or more short-term investments including:
(i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, (ii) commercial paper, (iii) certificates of deposits, (iv) bankers' acceptances, (v) repurchase agreements, (vi) tax exempt notes, and (vii) other investments that are permitted by Section 9(c) of the Act and Rule 40.

     The daily interest rate on loans from the DRI Money Pool and on all deposits of cash in the money pool will equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding loan, then the interest rate will be the Federal Funds's effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will the rate on the prior business day.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the DRI Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the DRI Money Pool.

     Each participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

     All terms and conditions governing the operations of, and the participation by DRI, CNG and the DRI Subsidiaries in, the DRI Money Pool will be contained in a written agreement.


                                      14


     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should
submit their views in writing by February   , 2002 to the Secretary,
Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on DRI at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.



For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary



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